
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51832

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___December 1, 2006___ AND ENDING___November 30, 2007___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Security Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
207
23945 Calabasas Road   Suite 113 C

(No. and Street)

Calabasas   California   91302

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard A. Leach   (818) 225-1210

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Richard A. Leach_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Investment Security Corporation_____ , as

of __November 30_____ , 20 __07__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

State of __California_____

County of __Los Angeles_____

Subscribed and sworn (or affirmed) to·

before me this18th day of December 2007

_____
Notary Public

By: _____
Signature

__President_____
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income (Loss)

☒ (d) Statement of Changes in Cash Flows

☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☒ (g) Computation of Net Capital.

☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☒ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors
Investment Security Corporation:

We have audited the accompanying statement of financial condition of Investment Security Corporation (the Company) as of November 30, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Security Corporation as of November 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
December 19, 2007

We Focus & Care^{SM}

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Investment Security Corporation
Statement of Financial Condition
November 30, 2007

Assets

Cash and cash equivalents	$ 73,889
Commissions receivable	35,333
Accounts receivable	3,000
Total assets	**$ 112,222**

Liabilities and Stockholder's Equity

Liabilities	
Commissions payable	$ 31,939
Payroll taxes payable	4,451
Income tax payable	1,070
Total liabilities	37,460
Stockholder's equity	
Common stock, no par value, 100,000 shares authorized, 100 shares issued and outstanding	1,000
Additional paid-in capital	10,000
Retained earnings	63,762
Total stockholder's equity	74,762
Total liabilities and stockholder's equity	**$ 112,222**

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Statement of Income
For the year ended November 30, 2007

Revenue

Commission income	$ 1,721,223
Fees income	45,942
Interest and dividends	1,541
Other income	35,794
Total revenue	1,804,500

Expenses

Commissions and floor brokerage	1,468,580
Employee compensation and benefits	211,664
Communications	1,171
Occupancy and equipment rental	13,866
Taxes, other than income taxes	16,011
Other operating expenses	72,302
Total expenses	1,783,594
Income (loss) before income tax provision	20,906
Income tax provision	8,397
Net income (loss)	$ 12,509

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Statement of Changes of Stockholder's Equity
For the year ended November 30, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at November 30, 2006	$ 1,000	$ 10,000	$ 51,253	$ 62,253
Net income (loss)	—	—	12,509	12,509
Balance at November 30, 2007	$ 1,000	$ 10,000	$ 63,762	$ 74,762

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Statement of Changes in Cash Flows
For the year ended November 30, 2007

Cash flows from operating activities:

Net income (loss)		$ 12,509
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Commissions receivable	$ 134,763	
Accounts receivable	408	
Security deposit	1,638	
(Decrease) increase in:		
Accounts payable	(1,300)	
Commissions payable	(112,922)	
Payroll payable	2,338	
Income tax payable	(1,967)	
Total adjustments		22,958
Net cash and cash equivalents provided by (used in) operating activities		35,467
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		35,467
Cash and cash equivalents at beginning of year		38,422
Cash and cash equivalents at end of year		$ 73,889

Supplemental disclosure of cash flow information:
Cash paid during the year for

Income taxes	$ 10,000	
Interest	$ –	

The accompanying notes are an integral part of these financial statements.

Note 1:   GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Investment Security Corporation (the "Company") was incorporated, in California, on January 21, 1999, as a registered broker-dealer under the Securities Exchange Act of 1934. The Company received operating approval from the National Association of Securities Dealers ("NASD") on November 29, 1999. The Company operates on a fully-disclosed basis whereby it does not hold customer accounts or securities. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investors Protection Corporation ("SIPC").

The Company's principal business is to serve in the capacity as the broker dealer for the offering and selling of private placements, IRC section 529 plans, mutual funds and variable insurance products at the retail level.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes certificates of deposit as cash equivalents.

Advertising and promotion costs are expensed as incurred. For the year ended November 30, 2007, the Company charged $856 to other operating expenses for promotion costs.

Commissions and fee income are recognized when earned, with related commission expenses accrued concurrently.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: INCOME TAXES

The income tax provision consists of the following:

Federal taxes	$	5,190
State taxes		3,207
Total income tax expense	$	8,397

Deferred income tax expenses are recognized for the tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes.

Note 3: COMMITMENTS AND CONTINGENCIES

Commitments

The Company maintains two bank accounts at a financial institution. These accounts are insured up to $100,000 by the Federal Deposit Insurance Commission ("FDIC"). At times during the year ended November 30, 2007, cash balances held in the financial institution were in excess of the FDIC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with a financial institution which is financially stable.

Note 4: RELATED PARTY TRANSACTIONS

For the year ended November 30, 2007, the Company paid a legal firm controlled by its president $13,342 for compliance and legal services.

The Company is a party to a FINRA approved expense sharing agreement with two entities affiliated through common management, whereby the Company and two affiliates share overhead and general expenses. During the year ended November 30, 2007, the Company incurred $11,778 for rent.

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006 the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109." which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements.

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 6: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on November 30, 2007, the Company had a net capital of $68,190 which was $63,190 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($37,460) to net capital was 0.55 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 7: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $1,967 difference between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited Focus part IIA.

Net capital per unaudited schedule		$ 66,223
Adjustments:		
Retained earnings	$ 1,967	
Total adjustments		1,967
Net capital per audited statements		$ 68,190

Investment Security Corporation
Schedule 1 - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of November 30, 2007

Computation of net capital:

Stockholder's equity

Common stock	$ 1,000	
Additional paid-in capital	10,000	
Retained earnings	63,762	
Total stockholder's equity		$ 74,762
Less: Non-allowable assets:		
Commissions receivable	(3,394)	
Accounts receivable	(3,000)	
Total adjustments		(6,394)
Net capital before haircuts		68,368
Less: Adjustments to net-capital		
Haircuts on certificate of deposits	(178)	
Total adjustments to net capital		(178)
Net capital		68,190

Computation of net capital requirements:

Minimum net capital requirements

6 2/3 percent of aggregate indebtedness	$ 2,497	
Minimum dollar net capital required	5,000	
Net capital required, greater of above		5,000
Excess (deficient) net capital		$ 63,190
Ratio of aggregate indebtedness to net capital	0.55:1	

There is a $1,967 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated November 30, 2007. See Note 7.

Investment Security Corporation
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of November 30, 2007

A computation of reserve requirements is not applicable to Investment Security Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Investment Security Corporation
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3
As of November 30, 2007

Information relating to possession or control requirements is not applicable to Investment Security Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Investment Security Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended November 30, 2007



BREARD & ASSOCIATES, INC.

Certified Public Accountants

Board of Directors
Investment Security Corporation:

In planning and performing our audit of the financial statements of Investment Security Corporation (the Company), as of and for the year ended November 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

i

We Focus & Care^{SM}

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
December 19, 2007

